Exhibit 99.1

ROYAL STANDARD MINERALS INC.

CUSIP #780919106	OTCBB: RYSMF

NEWS RELEASE
December 12, 2011

Royal Standard Announces Exercise of Option

Toronto, Ontario - December 12, 2011 - Royal Standard Minerals Inc. (OTCBB:RYSMF) (the “Company” or “Royal Standard”) today announced that it has exercised its option to acquire a 50% interest in certain coal projects in Eastern Kentucky. The option was originally acquired by the Company pursuant to an option and joint venture agreement entered into with Sharpe Resources Corporation (“Sharpe”) on November 21, 2008 and amended on September 11, 2009, to jointly pursue the exploration and development of approximately 1,000 acres in Wolfe County, Kentucky.

For more information contact Kimberly Ann, Corporate Communications Director at (530) 414-4400.

About Royal Standard

Royal Standard Minerals Inc. is a mineral exploration and mine development company with multiple high quality gold projects in Nevada.  The company’s flagship Goldwedge mine is located southeast of the Round Mountain gold mine in central Nevada.  Royal Standard’s portfolio of gold exploration projects includes Fondaway Canyon, Pinion and Dixie Comstock.  The Company intends to aggressively explore and develop its Nevada gold projects and acquire additional prospective gold properties, to create a development pipeline that can fuel further growth.

Disclaimer for Forward-Looking Information

This news release contains forward-looking statements, including about current expectations on the timing of project development.  These forward-looking statements entail various risks and uncertainties that could cause actual results may differ materially from those reflected in these forward-looking statements.  Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the strength of the Canadian and US economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about Royal Standard’s business are more fully discussed in the company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials.  Royal Standard assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.